September 29, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Steve Lo
Kimberly Calder
Liz Packebusch
Timothy S. Levenberg

Re:	Globavend Holdings Ltd (CIK No. 0001978527) Registration Statement on Form F-1 Amended on September 29, 2023 File No. 333-274166

Ladies and Gentlemen:

On behalf of our client, Globavend Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s request for waiver and representation under Item 8.A.4 of Form 20-F. Concurrently with the submission of this letter, the Company is filing its amendment no.2 to the Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Choo Lye TAN	陳珠萊	Eugene Y.C. YEUNG	楊睿知

Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Vincent S.K. TSO	曹紹基
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華
Paul R. HASWELL	何 威	Carolyn H.L. SNG	孫慧蓮	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安

Financial Statements

Item 8.A.4 of Form 20-F requires that in the case of a company’s initial public offering, the registration statement on Form F-1 shall contain audited financial statements as of a date not older than 12 months from the date of the filing. Nevertheless, Instruction 2 to Item 8.A.4 of Form 20-F provides that “[a] company may comply with only the 15-month requirement in this item if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.”

The Company has included in the Registration Statement its audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, as of and for the years ended September 30, 2022 and 2021, and unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the six months ended March 31, 2023 and 2022. The Company has included as Exhibit 99.8 to the Registration Statement Amendment No.1, a letter in which the Company makes the representations to the Commission required by Instruction 2 to Item 8.A.4 of Form 20-F, which states that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to comply with the 12-month updating requirement; (iii) full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company; (iv) the Company does not anticipate that its audited financial statements for the fiscal year ended September 30, 2023 will be available until February 1, 2024; and (v) in no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam
Title:	Partner